

August 27, 2014

Via E-mail
Margo Drucker, Esq.
SVP, General Counsel and Secretary
GrubHub Inc.
111 W. Washington Street, Suite 2100
Chicago, Illinois 60602

> **Re: GrubHub Inc.**
> **Registration Statement on Form S-1**
> **Filed on August 25, 2014**
> **File No. 333-198324**

Dear Ms. Drucker:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   The registration statement relates to both currently outstanding common stock, in the case of the shares offered by the selling stockholders, and shares to be issued, in the case of the shares offered by the company. With respect to the shares offered by the selling stockholders that are currently outstanding and being registered, counsel should opine that these shares are, as opposed to be will be, duly authorized and validly issued, fully paid and non-assessable.

2.   The opinion states that it is not to be used, circulated, quoted or otherwise relied upon for any other purposes. This language is not appropriate because investors are entitled to rely on opinions filed as exhibits to the registration statement. See Staff Legal Bulletin No. 19 Section II.B.3.d. Please provide a revised opinion that removes this limitation on reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
Joshua N. Korff, Esq.
Kirkland & Ellis LLP